Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is an email sent to employees of DigitalGlobe, Inc.:

Team,

I’m pleased to share with you that our transaction between MDA and DigitalGlobe cleared its first regulatory hurdle and received clearance from the United States Department of Justice under the Hart-Scott-Rodino Act (a pre-merger notification dealing with potential antitrust issues.) Since our next all- hands is a few weeks away, I wanted to give you an update on our transition planning activities.

Last Friday, April 21, senior leadership from both companies met in Westminster to officially kick off transition planning with representatives from both organizations and outside advisers. At the meeting, MDA CEO Howard Lance shared his thoughts and vision for the combined company. Howard and I continue to be aligned on the value this transaction can provide to customers, employees and shareowners. Importantly, at the meeting, Howard reaffirmed his commitment to DigitalGlobe as a standalone division, retaining our brand name, headquarters in Colorado and commitment to our Purpose, Vision and Values.

In the meeting, Howard also conveyed his view that DigitalGlobe|Radiant and MDA Information Systems teams should be brought together in order to realize the full growth potential in Government Services that will come from a broader array of capabilities, customer relationships and contract vehicles with the scale necessary to pursue and win larger and more complex programs. While there remain many questions yet to answer, here too Howard and I are aligned in our view, sharing a belief in the tremendous growth potential of this area of our business.

At the kickoff, members from both organizations got to know each other and shared a common enthusiasm for the great potential of the combined company. Transition planning was highly collaborative and included team lead identification, brainstorming and identification of next steps. The primary focus for the work now and going forward is to position the combined companies for long-term, sustainable growth and ensure a smooth transition for customers and team members alike.

We are organizing this important effort with internal teams and some external consulting support with the executive sponsorship of **** for DigitalGlobe and **** for MDA. We have created a Transition Steering Committee, a Transition Management Office and four planning teams, all of which have a

DigitalGlobe representative, an MDA counterpart and consultants acting in an advisory role. The Transition Management Office, led by **** for DigitalGlobe, is responsible for overall transition governance, communications and oversight of the planning teams.

The names of the four planning teams and DigitalGlobe and respective MDA representatives:

•         Revenue Synergies — **** and ****

•         Support Function Optimization —**** and ****

•         U.S. Government Services — **** and ****

•         Investment Capital Efficiency — **** and ****

You can expect that throughout the process we will continue to share what we can, with updates at least monthly.

As I’ve already shared, we are excited about the potential of our combination with MDA—which promises to create a company with broader capabilities, increased scale and a more diversified revenue base. We look forward to sharing more in our next company all-hands meeting, which we are targeting for mid-May. In the meantime, I’d ask everyone to remember that MDA and DigitalGlobe continue to operate as separate companies, and that you continue to do all you can to serve our customers, deliver on our strategy and achieve our 2017 goals. Thank you!

Best,

Jeff

Special Note Regarding Forward-Looking Statements

Certain statements and other information contained herein, including, but not limited to, statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, constitute “forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other words, terms or phrases of similar meaning, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 27, 2017.

The forward-looking statements contained in this communication are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this communication or other specified date and speak only as of such date. We undertake no obligation to revise or update any forward-looking statements as a result of new information or future events, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe with a wholly owned subsidiary of MDA. In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.